UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Osasco, São Paulo, Brazil, February 20th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                    The Board of  Directors  of this Bank,  in a meeting held on this date, decided to call Special and Annual Stockholders' Meetings, to be held successively  on March 10, 2003, at 4:00 p.m., in the corporate head office,  in
Cidade de Deus,  Vila  Yara,  Osasco,  SP, in  "Salão  Nobre" on the 5th  floor,
"Prédio Novo", in order to:

Annual Stockholders' Meeting

1.   Settle accounts with Directors and Officers,  examine,  discuss and vote on the Management Report, the Financial  Statements,  including the allocation of Net Income, and the Independent Auditor's Report, relating to the fiscal year ended on December 31, 2002;

2.   elect the members of the Board of  Directors,  whereas,  under the terms of
     CVM  Instructions # 165, of December 11, 1991, and # 282, of June 26, 1998,
     a minimum  percentage of 5% of interest in the voting  capital is necessary to enable the stockholders to apply for the adoption of the multiple ballot process;

3.   elect the members of the Audit Committee;

4.   establish the total annual  remuneration of the Directors and Officers,  in accordance with theCorporate Bylaws.

Special Stockholders' Meeting

a)   examine proposals of the Board of Directors to:

     I.   increase the Capital by R$399,000,000,  raising it to R$5,599,000,000, through the  capitalization of the balance of the following  accounts:
          "Capital  Reserve - Stock  Premium  " -  R$7,435,082.12  and  "Revenue
          Reserve - Statutory Reserve from 1989 to 1993" - R$139,699,920.47, and of part of the  balance of the  account  entitled  "Revenue  Reserve -
          Statutory Reserve from 1996 to 2000" - R$251,864,997.41, without issue of stocks,  in accordance  with the First  Paragraph of Article 169 of
          Law 6404/76,  with the  consequent  amendment of the main provision of
          Article 6 of the Corporate Bylaws;

     II.  partially  amend the  Corporate  Bylaws in Article  11,  altering  the periodicity of the meetings of the Board of Directors, from monthly to quarterly,  and in the main provision of Article 12, reducing five (5)
          positions  of Regional  Director  and  creating  one (1) of  Executive
          Vice-President,  one  (1)  of  Managing  Director  and  three  (3)  of
          Department Officers;

     III. appoint, under the terms of Brazilian Central Bank Circular # 2824, of
          June  18,  1998,  the  experts  who  will  proceed  with  real  estate appraisals in any purchase and sale operations  performed between this
          Institution and its Associated Companies;

b)   authenticate alterations in the By-laws of the Board of Directors;

Documents at the Disposal of the Public: the proposals of the Board of Directors are at the disposal of interested  parties in the Company's  Department of Stock and Custody in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and
at the São Paulo Stock Exchange,  at Rua XV de Novembro,  275, Centro,  city and state of São Paulo, and can be viewed at the site  www.bradesco.com.br  - in the
"Investor Relations" section.

                    The  distribution  of  interest  on  own   capital/dividends
relating to the year 2002 will not be proposed at the  Meeting,  since they were already declared during that year.

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.